Exhibit 99.1

March 11, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary, Gazit America Inc. for 2011

Below please find an announcement from Gazit America Inc. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 73.1% ownership as of the date hereof), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its annual financial results for the year ending 2011, as published on March 9, 2012 in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

PRESS RELEASE

GAZIT AMERICA ANNOUNCES ITS 2011 FOURTH QUARTER AND YEAR END RESULTS

Toronto, Ontario (March 9, 2012) - Gazit America Inc. (“Gazit America” or the “Company”) (TSX: GAA) announced today in accordance with International Financial Reporting Standards (“IFRS”), its financial and operating results for the three months and the year ended December 31, 2011. Highlights include:

•

During 2011, completed the acquisition of ten properties for approximately $185 million. These acquisitions were funded partly by the assumption of two mortgages totaling $21.8 million, seven new secured financings totaling $84.4 million, $20.0 million by an unsecured revolving credit agreement, and the remainder in cash.

•

In May 2011, the Company issued units comprised of a total of 7,768,878 common shares and 7,768,878 warrants pursuant to a rights offering at a price of $6.30 per unit for gross proceeds of approximately $48.9 million.

•	Cash provided by operating activities of $2.9 million for the fourth quarter and $4.1 million for the year ended December 31, 2011.

•	Net income of $2.6 million or $0.11 per diluted share for the fourth quarter and $26.1 million or $1.27 per diluted share for the year ended December 31, 2011.

•	Funds From Operations (“FFO”) increased to $3.0 million, or $0.15 per share, for the year ended December 31, 2011 compared to $2.6 million, or $0.19 per share, for the prior year.

•	Adjusted Funds From Operations (“AFFO”) increased to $3.6 million, or $0.18 per share, for the year ended December 31, 2011 from $2.2 million, or $0.17 per share, for the prior year.

“2011 was a transformational year as we successfully completed $185 million of high quality acquisitions, completed a $49 million capital raise and added talent to our team”, said Gail Mifsud, CEO of Gazit America. “Looking forward, we have a solid base of assets, in addition to our investment in Equity One, that provide steady cash flow. We intend to continue to build our portfolio and focus on value and revenue-enhancing initiatives in 2012.”

FINANCIAL HIGHLIGHTS

Net income for the three months and the year ended December 31, 2011 was $2.6 million or $0.11 per diluted share and $26.1 million or $1.27 per diluted share, respectively, compared to the net income of $1.0 million or $0.06 per diluted share and net loss of $5.2 million or $0.38 per diluted share for the same periods in 2010. The fourth quarter 2011 results reflect the additional net operating income (“NOI”) from newly acquired properties of $2.5 million, higher income from Equity One of approximately $2.5 million as compared to the same period in 2010, offset by $1.3 million of additional interest expense compared to the same period in 2010. The full year 2011 net income results reflect the increases in net operating income from newly acquired properties of $6.3 million, higher income from Equity One of approximately $8.5 million, a non-recurring valuation gain in the Company’s investment in Equity One of $34.1 million, and a $2.6 million increase in fair value gains on investment properties and swaps as compared to the same period in 2010. These increases in 2011 net income were offset by $2.4 million in additional net interest expense due to mortgages and financings secured by the 2011 property acquisitions, an increase of $1.5 million in general and administrative expenses, higher foreign exchange losses and deferred income taxes compared to the same period in 2010.

The Company also received dividends from its investment in Equity One of $3.2 million (US$3.1 million or US$0.22 per share) in the quarter ended December 31, 2011 consistent with $3.1 million (US$3.1 million or US$0.22 per share) for the quarter ended December 31, 2010. For the year ended December 31, 2011, the Company received $12.4 million (US$12.6 million) in dividends from Equity One compared to the $12.8 million (US$12.5 million) received for the same period in 2010.

FFO increased to $3.0 million, or $0.15 per share, for the year ended December 31, 2011 compared to $2.6 million, or $0.19 per share, for the prior year. The increase is primarily due to the increase in NOI resulting largely from the acquisitions in 2011, partially offset by an increase in interest expense resulting from financing of the acquisitions, an increase in general and administrative expenses due to increased headcount, and the decrease in current income tax recovery. The decrease in FFO per share results from an increase in outstanding common shares as a result of the rights offering completed in May 2011. AFFO increased to $3.6 million, or $0.18 per share, for the year ended December 31, 2011 from $2.2 million, or $0.17 per share, for the prior year. The increase is due to higher FFO as described above, offset by leasing costs and capital expenditures.

INVESTING AND FINANCING ACTIVITIES

In May 2011, the Company issued units comprised of a total of 7,768,878 common shares and 7,768,878 warrants pursuant to a rights offering at a price of $6.30 per unit for gross proceeds of approximately $48.9 million. Of the net proceeds from the rights offering, $32.9 million was utilized to repay the acquisition bridge facility with Gazit Maple Inc., the Company’s largest shareholder, entered into in the first quarter of 2011, including interest, and $6.1 million was utilized to repay credit facilities. Each warrant entitles the holder to purchase one common share at a price of $7.50 per common share at any time up to and including April 14, 2014 and, thereafter, each warrant entitles the holder to purchase one common share at a price of $8.50 per common share, each subject to adjustment in certain events. The warrants will expire at 5:00 p.m. (Toronto time) on November 30, 2016.

The Company assumed two mortgages totaling $21.8 million and incurred seven new secured financings totaling $84.4 million with respect to its 2011 property acquisitions. The Company also entered into an unsecured subordinated revolving credit facility agreement (the “Credit Facility”) with a $20.0 million limit, with Gazit Maple Inc. As at December 31, 2011, the Credit Facility was fully drawn, and amounts drawn were used to fund the acquisitions noted above.

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CASH AND LIQUIDITY

As at December 31, 2011, the Company had available credit facilities in U.S. and Canadian funds. The available U.S. dollar denominated credit facilities total US$43.0 million (Canadian equivalent of $43.7 million) with an undrawn amount of US$14.8 million (Canadian equivalent of $15.0 million) available to satisfy any liquidity requirements. The Canadian dollar denominated credit facility, with a limit of $13.6 million, had $10.0 million drawn at December 31, 2011.

As at December 31, 2011, the Company had a cash balance of $5.0 million and investments in marketable securities of $7.6 million.

OPERATING HIGHLIGHTS

The Company reported rental revenues for the three months and for the year ended December 31, 2011 of $5.2 million and $15.3 million, respectively, and net operating income for the fourth quarter and for the year ended December 31, 2011 of $3.0 million and $8.4 million, respectively. The Company’s fourth quarter rental revenues and net operating income have increased by $4.2 million and $2.5 million, respectively, over the same period last year and the Company’s rental revenues and net operating income for the year ended December 31, 2011 have increased by $11.3 million and $6.5 million, respectively, over the same period last year, largely as a result of the acquisition of ten properties totaling 917,000 square feet during 2011.

Same property rental revenues for the fourth quarter and for the year ended December 31, 2011 are $1.0 million and $4.3 million, respectively, compared to $1.0 million and $4.0 million, respectively, for the same periods in 2010. Same property net operating income for the fourth quarter and for the year ended December 31, 2011 are $0.5 million and $2.1 million, respectively, compared to $0.5 million and $1.9 million, respectively, for the same periods in 2010. The increase in the full year results is largely attributable to the Centrepointe property which was acquired in March 2010.

As at December 31, 2011, occupancy of the Company’s total portfolio was 88.4% as compared to 88.5% at September 30, 2011 and 79.3% at December 31, 2010. The year-over-year increase reflects the acquisitions completed over the year. On a same property basis, occupancy of 79.2% slightly decreased from 79.5% in September 30, 2011 and 79.3% in December 31, 2010. At December 31, 2011, the average base rental rate was $15.78 per square foot compared to $14.65 per square foot at December 31, 2010.

ACQUISITION HIGHLIGHTS

In January 2011, the Company made its first investment in Quebec by acquiring 5700 Côte-des-Neiges, a 92,000 square foot, five-storey medical office building located in the Côte-des-Neiges-de-Grace Borough, an established commercial and residential area which is a short distance from downtown Montreal for approximately $25.4 million. The Company also acquired Place Adoncour, a 61,000 square foot, three-storey medical office building located on the South Shore of Montreal, on the west corner of Chemin du Tremblay and Rue Adoncour, across the street from Pierre Boucher Hospital for approximately $15.0 million. In addition, the Company acquired a re-development property, the Westminster Centre, which is a 113,000 square foot, retail strip centre in London, Ontario located immediately adjacent to the medical office building already owned by the Company for approximately $14.1 million.

In March 2011, the Company acquired two properties: 71 King Street West, a 49,000 square foot, five-storey medical office building centrally located in the City of Mississauga, acquired for approximately $10.2 million and the Kent Professional Building, which is a 42,000 square foot, five-storey medical office building centrally located in Ottawa, Ontario purchased for approximately $10.7 million.

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In July 2011, the Company entered into a 50/50 joint venture agreement with First Capital Realty Inc. in acquiring, for approximately $84.8 million of which $42.4 million is the Company’s proportionate share, the Meadowlark Health & Shopping Centre, consisting of nine separate single storey buildings, comprising approximately 306,000 square feet of gross leasable area (of which 153,000 is the Company’s proportionate share) on a 23 acre site.

In the fourth quarter of 2011, the Company acquired four more properties: 1670 Bayview Avenue in Toronto, Ontario, a 40,000 square foot, five-storey office building well-located within the busy retail and commercial node of Leaside on the southwest corner of Bayview Avenue and Hillsdale Avenue, just south of the major intersection of Bayview Avenue and Eglinton Avenue East, was purchased for approximately $12.5 million; South Calgary Health Centre, a 125,000 square foot Class A office property on a 5.97 acre site in Calgary, Alberta was purchased for approximately $34.6 million; Kingsway Mews, a single-storey 42,000 square foot retail strip centre encompassing 2.61 acres of land located in Edmonton, Alberta was purchased for approximately $9.6 million; and Belmont Professional Centre, a 47,000 square foot medical office building on a 2.56 acre site in Kitchener, Ontario was purchased for approximately $9.9 million.

Financial statements and management’s discussion and analysis for the fourth quarter and the year ended December 31, 2011 will be filed on SEDAR at www.sedar.com and will be available through our website at www.gazitamerica.com.

ABOUT GAZIT AMERICA (TSX: GAA)

Gazit America’s goal is to acquire and develop best in class medical office, health care retail, and mixed-use properties, operate them well and continually add value. The Company currently has interest in thirteen properties totaling approximately 1,083,000 square feet of rentable space located in Longueuil and Montreal, Quebec, Cambridge, London, Mississauga, Toronto, Kitchener and Ottawa, Ontario, and Edmonton and Calgary, Alberta. In addition, the Company owns approximately 12.5% of Equity One, Inc. (NYSE: EQY), a U.S. real estate investment trust.

****

FORWARD LOOKING STATEMENT ADVISORY

This press release contains forward-looking statements, and other statements concerning Gazit America’s objectives and strategies and Management’s beliefs, plans, estimates and intentions. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. All forward-looking statements in this press release are qualified by these cautionary statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in the Company's current Management’s Discussion and Analysis (“MD&A”).

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Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements in addition to those described in the “Risks and Uncertainties” section in the Company's current MD&A include, but are not limited to, general economic conditions, the relative illiquidity of real property, unexpected costs or liabilities related to acquisitions, environmental matters, legal matters, reliance on key personnel, financial difficulties and defaults, changes in interest rates and credit spreads, changes in the U.S.–Canadian foreign currency exchange rate, changes in operating costs, reliance on third parties, risks related to investments in securities, the Company’s ability to obtain insurance coverage at a reasonable cost and the availability of financing.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Gazit America undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws.

These forward-looking statements are made as of March 9, 2012.

For further information regarding Gazit America:

Gail C. Mifsud, C.E.O.

Gazit America Inc.

109 Atlantic Avenue, Suite 303

Toronto, Ontario, Canada M6K 1X4

Tel: Fax:	(416) 447-6400 (416) 447-6488

investor.relations@gazitamerica.com

www.gazitamerica.com

NON-IFRS SUPPLEMENTAL FINANCIAL MEASURES

Gazit America prepares and releases unaudited consolidated quarterly and audited consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in Gazit America’s MD&A for the year ended December 31, 2011, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of Gazit America’s operating performance.

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GAZIT AMERICA INC.

Consolidated Balance Sheets

(thousands of dollars)

(unaudited)

	December 31 2011	December 31 2010	January 1 2010

ASSETS

Non-current assets
Investment properties	$218,382	$30,541	$16,600
Investment in Equity One, Inc.	246,598	203,154	216,270
Other non-current assets	1,149	1,251	82

	466,129	234,946	232,952

Current assets
Cash	4,971	9,145	3,891
Other current assets	12,338	9,487	1,569

	17,309	18,632	5,460

	$483,438	$253,578	$238,412

LIABILITIES

Non-current liabilities
Mortgages, credit facilities and term loans	$219,617	$109,321	$100,047
Loans payable to affiliated entities	36,994	35,792	37,836
Other non-current liabilities	2,995	1,035	4,368
Deferred income tax liability	41,635	11,466	9,630

	301,241	157,614	151,881

Current liabilities
Mortgages, credit facilities and term loans	12,343	9,557	6,946
Loans payable to affiliated entities	20,431	1,099	900
Accounts payable and other liabilities	4,729	2,706	1,822

	37,503	13,362	9,668

SHAREHOLDERS’ EQUITY	144,694	82,602	76,863

	$483,438	$253,578	$238,412

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GAZIT AMERICA INC.

Consolidated Statements of Earnings (Loss)

(thousands of dollars, except per share amounts)

(unaudited)

		Three months ended December 31		Year ended December 31
	2011	2010	2011	2010

Net operating income
Rental revenue	$5,230	$1,047	$15,263	$3,961
Property operating expenses	2,240	550	6,912	2,065

	2,990	497	8,351	1,896

Other expenses
Interest expense, net	3,188	1,944	11,226	8,875
General and administrative expenses	1,598	1,633	6,521	5,038
Fair value (gain) loss on investment properties	(737)	(337)	(1,692)	515

	4,049	3,240	16,055	14,428

Other income (loss)
Dividends from Equity One, Inc.	3,214	—	6,295	—
Unrealized (loss) gain on interest rate swaps and option	(60)	1,062	(2,037)	(2,466)
Unrealized gain (loss) on foreign exchange	1,134	1,229	(722)	2,031

	4,288	2,291	3,536	(435)

Other income from Equity One, Inc.
Equity income from Equity One, Inc.	—	1,408	8,372	7,372
Dilution (loss) gain on investment in Equity One, Inc.	—	(719)	223	(963)
Fair value gain on investment in Equity One, Inc.	—	—	34,136	—

	—	689	42,731	6,409

Income (loss) before income taxes	3,229	237	38,563	(6,558)

Income taxes
Current year expense (recovery)	70	(2,770)	43	(1,596)
Deferred tax expense	597	2,051	12,416	246

	667	(719)	12,459	(1,350)

Net income (loss)	$2,562	$956	$26,104	($5,208)

Earnings (loss) per common share, basic and diluted	$0.11	$0.06	$1.27	($0.38)

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GAZIT AMERICA INC.

Consolidated Statements of Cash Flow

(thousands of dollars)

(unaudited)

		Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Operating Activities
Net income (loss)	$2,562	$956	$26,104	($5,208)
Items not affecting cash:
Fair value gain on investment in Equity One, Inc.	—	—	(34,136)	—
Equity income from Equity One, Inc.	—	(1,408)	(8,372)	(7,372)
Dividend received from Equity One, Inc.	—	3,124	6,137	12,774
Dilution (gain) loss on investment in Equity One, Inc.	—	719	(223)	963
Deferred income tax expense	597	2,051	12,416	246
Amortization and other non-cash items	44	75	(44)	219
Fair value (gain) loss on investment properties	(737)	(337)	(1,692)	515
Unrealized (gain) loss on foreign exchange translation	(1,134)	(1,229)	722	(2,031)
Unrealized (gain) loss on interest rate swaps and option	60	(1,062)	2,037	2,466
Non-cash compensation expense	263	491	1,260	1,547
Net change in non-cash operating items	1,292	(1,732)	(98)	(1,488)

Cash provided by operating activities	2,947	1,648	4,111	2,631

Investing Activities
Acquisition of investment properties, net of $21.9 million mortgages assumed	(66,676)	—	(162,083)	(4,023)
Capital expenditures	(924)	(116)	(1,784)	(406)
Acquisition related costs	1,734	(2,147)	2,482	(2,147)
Investment in common shares of Equity One, Inc.	—	(1,681)	—	(3,563)
Investments in marketable securities	(157)	(1,559)	(4,444)	(3,690)
Proceeds from sale of marketable securities	—	336	611	336

Cash used in investing activities	(66,023)	(5,167)	(165,218)	(13,493)

Financing Activities
Proceeds from issuance of common shares	(10)	(240)	25,895	8,458
Proceeds from issuance of common share warrants	—	—	22,452	4,169
Proceeds from exercise of warrants	—	—	5	—
Proceeds from mortgages	42,459	—	83,959	—
Proceeds from credit facilities	7,460	6,938	24,460	18,550
Repayment of mortgages, credit facilities and term loans	(6,493)	(1,758)	(19,992)	(9,154)
Settlement of interest rate swaps	—	(5,271)	—	(5,271)
Payments to affiliated entities	—	1,349	(40,043)	(1,035)
Receipts from affiliated entities	20,175	(1,557)	60,077	49

Cash provided by (used in) financing activities	63,591	(539)	156,813	15,766

Effect of currency rate movement on cash balances	(105)	(449)	120	350

Increase (decrease) in cash	410	(4,507)	(4,174)	5,254
Cash, beginning of year	4,561	13,652	9,145	3,891

Cash, end of year	$4,971	$9,145	$4,971	$9,145

SUPPLEMENTARY INFORMATION
Income taxes paid	$0	$0	$0	$22
Interest paid	$3,414	$2,516	$11,654	$10,171

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